                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                              (Amendment No. )*


                           COPLEY PROPERTIES, INC.
- --------------------------------------------------------------------------------
                               (Name of Issuer)

                   Common Stock, $1.00 par value per share
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                               217 454 107 000
- --------------------------------------------------------------------------------
                                (CUSIP Number)

                                N. Keith McKey
                300 One Jackson Place, 188 East Capitol Street
                  Jackson, Mississippi 39201; (601) 354-3555
- --------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                April 17, 1995
                ---------------------------------------------
                     (Date of Event which Requires Filing
                              of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                       This Document contains  7  Pages.
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
  CUSIP No.  217 454 107 000                    SCHEDULE 13D                               Page   2   of   7   Pages
            ------------------                                                                  -----    -----
       1         NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


                 EastGroup Properties

       2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                  (a)[ ]
                                                                                                                    (b)[ ]


       3         SEC USE ONLY




       4         SOURCE OF FUNDS*

                 WC

       5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)               [ ]



       6         CITIZENSHIP OR PLACE OF ORGANIZATION

                 Maryland

         NUMBER OF                7        SOLE VOTING POWER

           SHARES                          187,000

        BENEFICIALLY              8        SHARED VOTING POWER

          OWNED BY                          -0-

            EACH                  9        SOLE DISPOSITIVE POWER

         REPORTING                         187,000

           PERSON                 10       SHARED DISPOSITIVE POWER

            WITH                            -0-

       11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 187,000

       12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                [ ]



       13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 5.22%

       14        TYPE OF REPORTING PERSON*

                 00

                     * SEE INSTRUCTIONS BEFORE FILLING OUT

                                  SCHEDULE 13D

                            COPLEY PROPERTIES, INC.
                            -----------------------

ITEM 1.  SECURITY AND ISSUER.
         --------------------

         This Statement relates to the Shares of Common Stock, $1.00 par value per share ("Shares"), of Copley Properties, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 399 Bolyston Street, 13th Floor, Boston, Massachusetts 02116.

ITEM 2.  IDENTITY AND BACKGROUND.
         ------------------------

         This Statement is filed on behalf of EastGroup Properties, a Maryland real estate investment trust ("EastGroup"). Information concerning the principal business of EastGroup is contained in Item 4 of this Statement, which is incorporated herein by this reference. The address of EastGroup's principal office is 300 One Jackson Place, 188 East Capitol Street, Jackson, Mississippi 39201.

         Item 2 information with respect to the trustees and executive officers of EastGroup is contained in Attachment A hereto, which is incorporated herein by this reference. EastGroup and its executive officers and trustees are sometimes hereinafter collectively referred to as the "Reporting Persons."

         During the last five years, none of the Reporting Persons has
         (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each of the individual Reporting Persons is a citizen of the United States.

         NOTE: Nothing in this Statement shall be construed as a statement or admission that the Reporting Persons, or any of them,
                (i) are acting as a group in the acquisition, disposition or holding of Shares, (ii) collectively constitute a "person" within the meaning of Section 13(d)(3), of the Securities Exchange Act of 1934, as amended (the "Act"), or (iii) for the purposes of Section 13(d) of the Act, are the beneficial owners of any Shares other than those Shares in which each person is specifically identified in this Statement to have a beneficial ownership.





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ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
         --------------------------------------------------

         As of the date hereof, EastGroup has used approximately
         $1,870,000 to acquire its Shares. The source of the funds was EastGroup's working capital. EastGroup's working capital includes funds obtained under a line of credit with Deposit Guaranty National Bank, Jackson, Mississippi, which matures on April 30, 1996 and bears interest at the prime rate.

ITEM 4.  PURPOSE OF TRANSACTION.
         -----------------------

         EastGroup is primarily engaged in the business of acquiring, holding and disposing of real estate or interests in real estate, including mortgage loans. EastGroup operates so as to qualify as a real estate investment trust ("REIT") under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended. In the past, EastGroup in certain instances conducted its real estate business indirectly through controlled companies. In furtherance of this activity, EastGroup has acquired securities issued by other real estate companies with a view toward obtaining a significant influence over the management and policies of such companies for the purpose of engaging in the real estate business through or entering into a business combination with such companies. In recent years, EastGroup had pursued a strategy of investing directly in industrial, apartment and office properties. EastGroup has now determined that conditions in the real estate market and the market for securities of REITs are such that it is in the best interest of EastGroup, in certain circumstances, to increase its market capitalization by way of business combinations with other REITs.

         Representatives of EastGroup have contacted management of the Issuer to set a meeting, but have not been able to meet at this time. At the meeting, the representatives of EastGroup intend to discuss with management of the Issuer the business operations of the Issuer and EastGroup's possible interest in a negotiated business combination transaction between the Issuer and EastGroup. EastGroup has not yet formulated a definitive proposal with respect to any possible business combination, and any proposal will depend upon the reaction of management of the Issuer to EastGroup's suggestions, EastGroup's detailed evaluation of the Issuer's assets, the Issuer's financial position, real estate and securities market conditions, and other relevant factors.

         EastGroup presently intends to make additional purchases of Shares in open market or in privately negotiated transactions. Any such purchases will depend upon its evaluation of its investment, the amounts of Shares available for purchase, Share prices and other relevant circumstances. EastGroup intends to review its investment in the Issuer on a continuing basis and may decide to sell Shares or to change the purpose or purposes for which it holds Shares. Any such actions will depend upon EastGroup's continuing evaluation





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         of the Issuer's business, financial condition and prospects, the actions of management and the Board of Directors of the Issuer, real estate and securities market conditions, and other future developments.

         Except as described in this Statement, the Reporting Persons do not have any present plans or proposals that relate to or would result in: (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (ii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iii) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (iv) any material change in the present capitalization or dividend policy of the Issuer; (v) any other material change in the Issuer's business or corporate structure;
         (vi) changes in the Issuer's Certificate of incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (vii) causing a class of securities of the Issuer to cease to be listed on a national securities exchange; (viii) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (ix) any action similar to any of those enumerated above.


ITEM 5.  INTEREST IN SECURITIES OF ISSUER.
         ---------------------------------

         (i) SHARE OWNERSHIP. As of the date hereof, EastGroup beneficially owns 187,000 Shares, or 5.22% of the outstanding Shares. The percentage is based upon the number of Shares indicated as outstanding in the Issuer's Form 10-K for the year ended December 31, 1994 (3,584,350). No other Reporting Person beneficially owns Shares.

         (ii) RECENT TRANSACTIONS. On April 17, 1995, EastGroup purchased 187,000 Shares in a privately negotiated transaction at a purchase price of $10.00 per Share.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
         -----------------------------------

         None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
         --------------------------------

         None.





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                                   SIGNATURE
                                   ---------

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED:  April 26, 1995


                                EASTGROUP PROPERTIES


                                By:  /s/ David H. Hoster II
                                   ---------------------------------

                                        David H. Hoster II
                                        President





                              Page 6  of  7  Pages
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
                                  ATTACHMENT A


ITEM 2.  Identity and Background.
         ------------------------

                                                       Trustees and Executive Officers of
                                                       ----------------------------------
                                                              EastGroup Properties
                                                              --------------------
                                                                       Present Principal Occupation
              Name                        Position                             and Address
              ----                        --------                   --------------------------------
 Alexander G. Anagnos            Trustee                      Financial Advisor with W.R. Family Associates,
                                                              122 East 42nd Street, 24th Floor, New York, NY
                                                              10168.

 H.C. Bailey, Jr.                Trustee                      President of H.C. Bailey Company (real estate
                                                              development and investment), P.O. Box 22704,
                                                              Jackson, MS 39225

 Harold B. Judell                Trustee                      Senior partner in the law firm of Foley &
                                                              Judell (municipal bond attorneys), One Canal
                                                              Place, Suite 2600, 365 Canal Street, New
                                                              Orleans, LA 70130

 John N. Palmer                  Trustee                      Chairman of Mobile Telecommunications
                                                              Technologies Corp., P.O. Box 2469, Jackson, MS
                                                              39225.

 David M. Osnos                  Trustee                      Partner in the law firm of Arent, Fox, Kintner,
                                                              Plotkin & Kahn, 1050 Connecticut Avenue, NW,
                                                              Washington, D.C. 20036.

 Leland R. Speed                 Chief Executive Officer      Chief Executive Officer of The Parkway Company
                                 and Managing Trustee         and EastGroup Properties.*

 David H. Hoster II              President and Trustee        President of EastGroup Properties.*

 N. Keith McKey                  Executive Vice President,    Executive Vice President, Chief Financial
                                 Chief Financial Officer      Officer and Secretary of EastGroup Properties.*
                                 and Secretary

 ___________________
  *This individual's address is 300 One Jackson Place, 188 East Capitol Street, Jackson, MS 39201.





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